As filed with the Securities and Exchange Commission on March 13, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OI S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Federative Republic of Brazil	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Rua Humberto de Campos No. 425, 8th floor–Leblon

22430-190 Rio de Janeiro, RJ, Brazil

+55 21 3131-2918

(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, and telephone number of agent for service)

With copies to:

Mark O. Bagnall, Esq.

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131-2352

305) 371-2700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, without par value(1)	(3)	(3)	(3)	(3)
Preferred Shares, without par value(2)	(3)	(3)	(3)	(3)

(1)	The common shares may be represented by American Depositary Shares, or Common ADSs, each representing one common share, issued upon deposit of common shares registered hereby, and that are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, pursuant to a separate Registration Statement on Form F-6 (File No. 333-179758) filed on February 28, 2012.
(2)	The preferred shares may be represented by American Depositary Shares, or Preferred ADSs, each representing one preferred share, issued upon deposit of preferred shares registered hereby, and that are registered under the Securities Act pursuant to a separate Registration Statement on Form F-6 (File No. 333-179759) filed on February 28, 2012.
(3)	An indeterminate amount of securities of each identifiable class to be offered at indeterminate prices is being registered pursuant to this registration statement. The registrant is deferring payment of the registration fee pursuant to Rule 456(b) under the Securities Act and is omitting this information in reliance on Rule 456(b) and Rule 457(r) under the Securities Act.

PROSPECTUS

Oi S.A.

Common Shares, Preferred Shares

and

American Depositary Shares Representing Common Shares and Preferred Shares

We may offer the securities described in this prospectus from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. We refer to the common shares, the preferred shares and the American Depositary Shares, or ADSs, each representing one common share, or Common ADSs, or one preferred share, or Preferred ADSs, as applicable, collectively as the securities.

This prospectus describes the general manner in which our securities may be offered using this prospectus. We will provide specific terms and offering prices of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplements carefully before you invest.

We may offer our securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors, on a continuous or delayed basis or through any combination of these methods. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, see “Plan of Distribution” in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common shares and preferred shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A.—Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA, under the trading symbols “OIBR3” and “OIBR4,” respectively, and our Common ADSs and Preferred ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbols “OIBR.C” and “OIBR,” respectively.

Investing in our securities involves risks. You should carefully review the “Risk Factors” section beginning on page 7 of our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference in this prospectus, as well as in other reports we file from time to time and, if any, in the applicable prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 13, 2014.

We are responsible for the information contained and incorporated by reference in this prospectus, the applicable prospectus supplement and any related free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. This prospectus may only be used where it is legal to sell our common shares, preferred shares or ADSs. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell from time to time the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. The applicable prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. The applicable prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described under “Where You Can Find More Information” and “Incorporation by Reference” before making an investment in our securities.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs. You should read this prospectus and the additional information incorporated by reference in this prospectus described under “Where You Can Find More Information” and “Incorporation by Certain Documents by Reference” before making an investment in our securities.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference in this prospectus as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated by reference in this prospectus, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

We are responsible for the information contained and incorporated by reference in this prospectus, the applicable prospectus supplement and any related free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

In this prospectus, unless otherwise indicated, all references to “Oi,” “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Oi S.A. and its consolidated subsidiaries and jointly controlled companies. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports and other information about issuers like us who file electronically with the SEC. The address of the site is www.sec.gov. We maintain an Internet site at www.oi.com.br/ir. Information contained on our website is not incorporated by reference in, and should not be considered as part of this prospectus, or any accompanying prospectus supplement.

We are a “foreign private issuer” as defined under Rule 405 of the U.S. Securities Act of 1933, as amended, or the Securities Act. As a result, although we are subject to the informational requirements of the Exchange Act as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports on Form 8-K upon the occurrence of certain material events.

We are also subject to the informational requirements of the BM&FBOVESPA and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. You are invited to read and copy reports, statements or other information, other than any confidential filings, that we have filed with the BM&FBOVESPA and the CVM. Our public filings with the BM&FBOVESPA are electronically available from the BM&FBOVESPA’s Internet site at www.bmfbovespa.com.br. However, information on file with the BM&FBOVESPA and the CVM is not incorporated by reference herein, and should not be considered as part of this prospectus, or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this prospectus the following documents listed below, which we have already filed with or furnished to the SEC:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 11, 2014 (SEC File No. 001-15256), which we refer to as our 2013 Annual Report;

•	the report on Form 6-K of Portugal Telecom, SGPS, S.A. furnished to the SEC on March 12, 2014 (SEC File No. 001-13758) containing audited annual financial statements of Portugal Telecom as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which we refer to as the Portugal Telecom Financial Statement Report;

•	our report on Form 6-K furnished to the SEC on March 13, 2014 (SEC File No. 001-15256) containing unaudited pro forma financial information of our company as of and for the year ended December 31, 2013;

•	any future annual reports on Form 20-F that we file with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement, at no cost, by writing or telephoning us at:

Oi S.A.

Attn: Investor Relations Department

Rua Humberto de Campos No. 425, 7th floor–Leblon

22430-190 Rio de Janeiro, RJ

Telephone: +(55 21) 3131-2918

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are set forth under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our 2013 Annual Report. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the Securities Act or the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us. As a result of these risks and uncertainties, investors should not base their decisions to invest in this offering on these estimates or forward-looking statements.

Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	competition in the Brazilian telecommunications sector;

•	the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in general, including issues relating to the remuneration for the use of our network, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific Brazilian states in which we operate;

•	inflation and fluctuations in exchange rates;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors” of our 2013 Annual Report.

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

v

OUR COMPANY

We are one of the principal integrated telecommunications service providers in Brazil with approximately 74.5 million revenue generating units, or RGUs, based on the most recent data available from the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), pay TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 330 thousand kilometers of installed fiber optic cable, making our network the largest telecommunications backbone in Brazil. Our mobile network covers areas in which approximately 88.5% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2013, we had an 18.6% market share of the Brazilian mobile telecommunications market and, as of April 30, 2013 (the date of the most recent information available from ANATEL), we had a 41.4% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than 520 thousand WiFi hotspots in public places, such as airports and shopping malls.

According to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE:

•	Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 105.3 million as of 2011, representing 40.3% of the total Brazilian population, and represented approximately 39.8% of Brazil’s total gross domestic product, or GDP, for 2011 (the most recent period for which such information is currently available).

•	Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 45.5 million as of 2011, representing 23.7% of the total Brazilian population, and represented approximately 27.1% of Brazil’s total GDP for 2011.

•	Region III (comprising the state of São Paulo) had a population of approximately 41.6 million as of 2011, representing 21.6% of the total Brazilian population, and represented approximately 32.6% of Brazil’s total GDP for 2011.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of November 30, 2013 (the most recent date for which such information is currently available). We are the principal fixed-line telecommunications services provider in Region I and Region II, based on our 11.6 million and 6.7 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2013, with market shares of 67.8% and 62.4%, respectively, of the total fixed lines in service in these regions as of April 30, 2013, based on the most recent information available from ANATEL.

We offer a variety of high-speed data transmission services in Regions I and II, including services offered by our subsidiaries BrT Serviços de Internet S.A., or BrTI, and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2013, we had 5.3 million ADSL subscribers in Regions I and II, representing 41.5% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2013, our fixed-line and data transmission services segment generated R$20,401 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$3,775 million.

Mobile Telecommunications Services

We offer mobile telecommunications services throughout Brazil. Based on our 50.2 million mobile subscribers as of December 31, 2013, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2013 our market share was 22.9% in Region I, 15.0% in Region II and 13.1% in Region III of the total number of mobile subscribers in these regions.

For the year ended December 31, 2013, our mobile services generated R$12,187 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,376 million.

Other Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout Regions I and II using direct-to-home, or DTH, satellite technology. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, we use a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, we introduced delivery of Oi TV through our fixed-line network in Rio de Janeiro and Belo Horizonte, respectively.

We also operate a call center business for the sole purpose of providing services to our company and our subsidiaries.

Our principal executive office is located at Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

DESCRIPTION OF SHARE CAPITAL

The following information describes our common shares and preferred shares and provisions of our by-laws and of the Brazilian Corporation Law. This description is only a summary. You should read and refer to our by-laws incorporated by reference in the registration statement of which this prospectus is a part and our 2013 Annual Report.

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Oi S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Board of Trade of the State of Rio de Janeiro is No. 33.3.0029520-8. We have been duly registered with the CVM under No. 11312 since March 27, 1980. Our headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

As of March 6, 2014, we had outstanding share capital of R$7,471,208,836.63, comprised of 1,797,086,404 total shares, consisting of 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,250,695 common shares and 72,808,066 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 2,500,000 common or preferred shares without amendment to our by-laws. However, we have proposed an amendment to our by-laws to change the amount by which our board of directors may increase our share capital to a number of common and preferred shares equivalent to R$34,038,701,741.49, subject to the legal limit for non-voting and limited voting preferred shares described below. This amendment will be voted on at an extraordinary general shareholders’ meeting called for March 27, 2014.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities that are consistent with our corporate purposes and recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services, with no loss of its attributions and responsibilities; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Under our by-laws, any matters subject to the approval of our board of directors can be approved only by an absolute majority of votes of the members of our board of directors. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

Election of Directors

The shareholders of Telemar Participações S.A., or TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements” in our 2013 Annual Report. The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. The tenure of the members of the board of directors and board of executive officers will be conditioned on such members signing a Term of Consent (Termo de Anuência dos Administradores) in accordance with the Level 1 Corporate Governance Listing Segment of the BM&FBOVESPA and complying with applicable legal requirements.

Qualification of Directors

There is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned to the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties to us and all of our shareholders.

Under the Brazilian Corporation Law, if one of our directors or his or her respective alternate or one of our executive officers has a conflict of interest with our company in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

Any transaction in which one of our directors (including the alternate members) or executive officers may have an interest, including any financings, can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporation Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporation Law and upon the request of a shareholder who owns at least 5.0% of our total share capital, our directors and executive officers must reveal to our shareholders at an ordinary meeting of our shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company or shareholders who own 5.0% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation” in our 2013 Annual Report.

Mandatory Retirement

Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporation Law, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.

Our preferred shares are non-voting, except in limited circumstances, and do not have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares and “—Dividends—Dividend Preference of Preferred Shares” and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profit” in our 2013 Annual Report, for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends; and

•	elect members of our board of directors (upon expiration of their two-year terms) and members of our fiscal council, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal council.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. For meetings involving the issuance of securities or deliberations where preferred shareholders are entitled to vote, the notice must be published at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

•	by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of eight days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, our fiscal council may convene a shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the chief executive officer, who is responsible for choosing a secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder not more than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporation Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least half of our outstanding voting shares is required for the types of action described below:

•	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

•	reducing the mandatory dividend set forth in our by-laws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporation Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporation Law and subject to the conditions set forth in the Brazilian Corporation Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in the profits of our company; and

•	spinning-off of all or any part of our company.

Decisions on the transformation of our company into another form of company require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Rio de Janeiro. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporation Law;

•	the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, other than with respect to a public offering of our securities; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporation Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure. If the cumulative voting procedure is adopted, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

•	non-voting preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our annual shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors.

In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors.

The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporation Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of our preferred shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of our board of directors by preferred shareholders holding at least 10% of our total share capital as described above;

•	with respect to the election of a member and alternate member of our fiscal council as described above;

•	with respect to the approval of the contracting of foreign entities related to the controlling shareholders of our company to render management services, including technical assistance, in which decisions preferred shares will have the right to vote separately from the common shares;

•	with respect to decisions relating to the employment of foreign entities linked to the controlling shareholders of our company to provide management services, including technical assistance, if the remuneration for such services will exceed 0.2% of our consolidated annual sales for fixed switched telephone service, network service transport telecommunications and the mobile highway telephone service, after deductions of tax and contributions; and

•	in the limited circumstances described below.

The Brazilian Corporation Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

Under the Brazilian Corporation Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•	the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

Upon our liquidation, our preferred shares do not have a liquidation preference over our common shares in respect of the distribution of our net assets. In the event of our liquidation, the assets available for distribution to our shareholders would be distributed to our shareholders in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our all of our shareholders for their legal capital, each of our shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution.

Preemptive Rights

Under the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder.

Under our by-laws, our board of directors or our shareholders, as the case may be, may decide not to extend preemptive rights to our shareholders with respect to any issuance of our shares, debentures convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or sale through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of our ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporation Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporation Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporation Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporation Law and our by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporation Law requires that if our common shares are delisted from the BM&FBOVESPA or there is a substantial reduction in liquidity of our common shares, as defined by the CVM, in each case as a result of purchases by our controlling shareholders, our controlling shareholders must effect a tender offer for acquisition of our remaining common shares at a purchase price equal to the fair value of our common shares taking into account the total number of our outstanding common shares.

If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation to effect a public offer for the purchase of all our common shares for the same price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the documents that provide for the change of control.

Rights of Withdrawal

The Brazilian Corporation Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common or preferred shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•	the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our by-laws;

•	our participation in a centralized group of companies;

•	a change in our corporate purpose;

•	spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our by-laws, or (3) our participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporation Law:

•	the merger of our company with another company, or the consolidation of our company, in a transaction in which our company is not the surviving entity;

•	the transfer of all of our outstanding shares to another company in an incorporação de ações transaction;

•	the transfer of all of the outstanding shares of another company to us in an incorporação de ações transaction; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in the Brazilian Corporation Law.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a significant change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in our participation in a centralized group of companies.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the economic value of the shares, generally equal to the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. The economic value of the shares may be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian Corporation Law. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at an extraordinary meeting of such preferred shareholders to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such preferred shareholders. Our shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if we believe that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our by-laws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our by-laws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors.

Dividend Preference of Preferred Shares

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net income for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. We refer to this amount as the mandatory distributable amount. Distributions of dividends in any year are made:

•	first, to the holders of preferred shares, up to the greater non-cumulative amount of: (1) 6.0% per year of the amount resulting from our share capital divided by the number of our total issued shares, or (2) 3.0% per year of the book value of our shareholders’ equity divided by the number of our total issued shares, or the Minimum Preferred Dividend;

•	then, to the holders of common shares, until the amount distributed in respect of each common share is equal to the amount distributed in respect of each preferred share; and

•	thereafter, to the common and preferred shareholders on a pro rata basis.

If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares shall be entitled to full voting rights.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The common and preferred shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Central Bank as the registered owner of our common and preferred shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs” in our 2013 Annual Report.

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this prospectus is 0%, but may be subject to change.

Normative Instruction 1,397/2013, or NI 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” in our 2013 Annual Report.

Provisional Measure 627/2013, or PM 627/2013, published in the Official Gazette on November 12, 2013, introduced changes to different tax provisions including, but not limited to payments of dividends and interest on net equity. According to PM 627/2013, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to retroactive taxation on dividends distributions effectively made before November 12, 2013, as established by NI 1,397/2013. As of the date of this prospectus, we have not decided whether we will elect to be taxed under the new tax regime as of January 1, 2014, which is pending regulation by the Brazilian tax authorities. PM 627/2013 is an act of the executive government, and will only become ordinary legislation after it is reviewed by Brazil’s National Congress, which may make significant changes to the new tax rules set out in PM 627/2013. Moreover, if PM 627/2013 does not become ordinary legislation within 120 days from publication, plus the time period established for presidential sanction, it will cease to have effect.

Dividends

We are required by the Brazilian Corporation Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or semi-annual financial statements. In addition, we may pay dividends from net income based on our unaudited quarterly financial statements. We may set off any payment of interim dividends against the amount of the mandatory distributable amount for the year in which the interim dividends were paid.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the long-term interest rate for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

•	50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before taking into account any such distribution for the period for which the payment is made; and

•	50% of the sum of our retained earnings and income reserves.

Any payment of interest attributable to shareholders’ equity to holders of our common shares or preferred shares or our ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” in our 2013 Annual Report. Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

Prescription of Payments

Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of the material provisions of the deposit agreements among us, The Bank of New York Mellon, referred to in this section as the depositary, and the owners and holders of ADSs, pursuant to which the Common ADSs and Preferred ADSs, are to be issued. This summary is subject to and qualified in its entirety by reference to the deposit agreements, including the form of ADRs attached thereto, and our 2013 Annual Report. The deposit agreements are exhibits to the registration statement of which this prospectus is a part. Copies of the deposit agreements are available for inspection at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of the custodian, currently located at Rua Ururaí, 111, Prédio B, Piso Térreo, Tatuapé, 03084-101, São Paulo, SP Brazil. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each Preferred ADS represents one preferred share (or a right to receive one share), and each Common ADS represents one common share (or a right to receive one share), deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary under the applicable deposit agreement.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders, and you will therefore not have shareholder rights established by Brazilian law. Since the depositary is the registered holder of all shares underlying the ADSs, the depositary will be treated as our shareholder. A deposit agreement among us, the depositary and all holders of our ADSs, including you, sets forth the rights of all ADS holders, as well as the rights and obligations of the depositary. New York law governs the deposit agreements and the ADSs. The following is a summary of the material provisions of the deposit agreements. For more complete information, you should read the entire applicable deposit agreement and the form of ADR relating to the Preferred ADSs or the Common ADSs, as applicable.

Fees and Expenses

Persons depositing or withdrawing shares must pay:

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the deposit agreement;

•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;

•	in the event of distributions of securities (other than shares of the class deposited under the relevant deposit agreement), a fee equivalent to the fee for the issuance of ADSs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as shares of the class deposited under the relevant deposit agreement);

•	registration or transfer fees for the transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•	charges of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the deposit agreement), and (2) expenses of converting foreign currency to U.S. dollars;

•	taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

The depositary collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the despositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of the establishment and maintenance of the ADS programs. In performing its duties under the deposit agreements, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or preferred shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreements allow the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the real-to-dollar exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities in any manner it may reasonably deem equitable and practicable for accomplishing such distribution. If in the opinion of the depositary such a distribution is deemed not to be feasible, the depositary may either sell the property we distributed and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution or it may hold the distributed property, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books, (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting, or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any U.S. or foreign laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs.

Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

Our common shares entitle their holders to vote on all matters presented to a vote of shareholders of Oi as set forth under “Description of Share Capital—Description of Our Company’s By-laws—Voting Rights—Voting Rights of Common Shares.” Our preferred shares presently do not entitle their holders to vote on any matter presented to a vote of shareholders of Oi except as set forth under “Description of Share Capital—Description of Our Company’s By-laws—Voting Rights—Voting Rights of Preferred Shares.”

ADS holders eligible to vote may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Brazil and of our by-laws, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as provided in the following sentence. If we requested the depositary to solicit your voting instructions at least 30 days before the meeting date but the depositary does not receive your instructions by the date it set, the depositary will consider you to have given instructions to give a discretionary proxy to a person designated us by with respect to the amount of shares your ADSs represent and the depositary will give that discretionary proxy, except that the depositary will not give a discretionary proxy if we inform the depositary that (i) we do not wish to receive it, (ii) substantial opposition to the question to be voted exists, or (iii) that matter would materially and adversely affects the rights of holders of shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. The depositary may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities represented by your ADSs, it will, if appropriate, reduce the number of ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•     Change the nominal or par value of our shares

•     Reclassify, split up or consolidate any of the deposited securities

•     Distribute securities on the shares that are not distributed to you

•     Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreements and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate either deposit agreement at our direction by mailing notice of termination to the applicable ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate either deposit agreement by mailing notice of termination to us and the applicable ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

The depositary may terminate either deposit agreement on as little as 15 days’ notice if it believes it may be subject to legal liability because we failed to provide information required by Brazilian government regulators.

After termination, the depositary and its agents will do the following under the applicable deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Pre-release of ADSs

The deposit agreements permit the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited, (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate, and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreements, all parties to the deposit agreements acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreements understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreements, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the applicable deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

LEGAL MATTERS

The validity of our common shares and certain other matters of Brazilian law will be passed upon for us by Barbosa, Müssnich & Aragão Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by White & Case LLP, New York, NY.

EXPERTS

The consolidated financial statements of Oi as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and included in our 2013 Annual Report in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Oi for the year ended December 31, 2011, incorporated in this prospectus by reference from our 2013 Annual Report, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the corporate restructuring undertook by the Company on February 27, 2012 and to the fact that accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Portugal Telecom as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, incorporated in this prospectus by reference from the Portugal Telecom Financial Statement Report, have been audited by Deloitte & Associados, SROC S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that the Company retrospectively adopted International Financial Reporting Standard 11—Joint Arrangements related to the method of accounting for jointly controlled entities and also the amendments to the International Accounting Standard 19—Employee Benefits related to the method of accounting for actuarial gains and losses, which included the disclosure of the January 1, 2012 consolidated statement of financial position). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States. Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Barbosa, Müssnich & Aragão Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, our directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Court of Justice). That confirmation will only be available if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

•	is issued by a court of competent jurisdiction after proper service of process on the parties, which must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein provided that provisions of the federal securities laws of the United States do not contravene Brazilian laws and regulation, public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure its payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of debt instrument or counterclaim. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Neither the laws of Brazil nor the registrants’ constitutive documents provide for indemnification of directors and officers. However, the registrants’ directors and officers and certain of their controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Item 9. Exhibits

The following is a list of all exhibits filed as part of this registration statement on Form F-3, including those incorporated by reference in this prospectus.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement for Common Shares and Preferred Shares

4.1	Amended and Restated Deposit Agreement (Common Shares), dated as of February 27, 2012, among our company (previously known as Brasil Telecom S.A.), The Bank of New York Mellon, as depositary, and the Owners and Holders of American Depositary Shares, including the form of American Depositary Receipts (previously filed as Exhibit 1 of the Form F-6 (File No. 333-179758) as filed with the SEC on February 28, 2012 and incorporated by reference in this prospectus)

4.2	Amended and Restated Deposit Agreement (Preferred Shares), dated as of February 27, 2012, among our company (previously known as Brasil Telecom S.A.), The Bank of New York Mellon, as depositary, and the Owners and Holders of American Depositary Shares, including the form of American Depositary Receipts (previously filed as Exhibit 1 of the Form F-6 (File No. 333-179759) as filed with the SEC on February 28, 2012 and incorporated by reference in this prospectus)

5.1	Opinion of Barbosa, Müssnich & Aragão Advogados, Brazilian legal counsel of the Registrant, as to the legality of the common shares and preferred shares

8.1*	Opinion of Barbosa, Müssnich & Aragão Advogados, as to tax matters

12.1*	Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

23.1	Consent of KPMG Auditores Independentes

23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes

23.3	Consent of Deloitte & Associados, SROC S.A.

23.4	Consent of Barbosa, Müssnich & Aragão Advogados (included in exhibit 5.1)

*	To be filed by amendment or as an exhibit to a report filed or submitted pursuant to Section 13(a) or 15(d) of the Exchange Act, and incorporated by reference in this prospectus in connection with an offering of the offered securities

Item 10. Undertakings

a)	The undersigned registrant hereby undertakes:

i)	To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(2)

To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i)(1), (a)(i)(2) and (a)(i)(3) above do not apply if the information required to be included in a post effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

ii)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iv)	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

v)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(1)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(2)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

vi)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b)	The undersigned registrant hereby further undertakes, that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

d)	The undersigned registrant hereby undertakes that:

i)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

ii)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, on March 13, 2014.

OI S.A.

By:	/s/ Eurico De Jesus Teles Neto
	Name:	Eurico De Jesus Teles Neto
	Title:	Executive Officer

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer and Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the following capacities on March 13, 2014.

Signature	Title

/s/ Zeinal Abedin Mahomed Bava Zeinal Abedin Mahomed Bava	Chief Executive Officer

/s/ Bayard De Paoli Gontijo Bayard De Paoli Gontijo	Chief Financial Officer and Investor Relations Officer

/s/ Nuno Filipe Carnaz Cadima Nuno Filipe Carnaz Cadima	Controller and Co-Principal Accounting Officer

/s/ Marcelo Antonio Leal Gomes Marcelo Antonio Leal Gomes	Technical Accounting Manager and Co-Principal Accounting Officer

/s/ José Mauro Mettrau Carneiro da Cunha José Mauro Mettrau Carneiro da Cunha	Chairman, Board of Directors

/s/ Cristiano Yazbek Pereira Cristiano Yazbek Pereira	Member, Board of Directors

/s/ Alexandre Jereissati Legey Alexandre Jereissati Legey	Member, Board of Directors

/s/ Rafael Cardoso Cordeiro Rafael Cardoso Cordeiro	Member, Board of Directors

/s/ Fernando Magalhães Portella Fernando Magalhães Portella	Member, Board of Directors

Signature	Title

/s/ Renato Torres de Faria Renato Torres de Faria	Member, Board of Directors

/s/ Pedro Jereissati Pedro Jereissati	Member, Board of Directors

/s/ Shakhaf Wine Shakhaf Wine	Member, Board of Directors

/s/ Armando Galhardo Nunes Guerra Junior Armando Galhardo Nunes Guerra Junior	Member, Board of Directors

Luís Miguel da Fonseca Pacheco de Melo	Member, Board of Directors

/s/ Antonio Cardoso dos Santos Antonio Cardoso dos Santos	Member, Board of Directors

/s/ Carlos Augusto Borges Carlos Augusto Borges	Member, Board of Directors

/s/ Carlos Fernando Costa Carlos Fernando Costa	Member, Board of Directors

/s/ Fernando Marques dos Santos Fernando Marques dos Santos	Member, Board of Directors

/s/ José Valdir Ribeiro dos Reis José Valdir Ribeiro dos Reis	Member, Board of Directors

/s/ Sergio Franklin Quintella Sergio Franklin Quintella	Member, Board of Directors

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of Oi S.A. in the United States, has signed this registration statement in the City of Newark, State of Delaware, on March 13, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document

5.1	Opinion of Barbosa, Müssnich & Aragão Advogados, Brazilian legal counsel of the Registrant, as to the legality of the common shares and preferred shares

23.1	Consent of KPMG Auditores Independentes

23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes

23.3	Consent of Deloitte & Associados, SROC S.A.